FORM 3

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

      Filed pursuant to Section 16(a) of the Securities Exchange Act of
                  1934, Section 17(a) of the Public Utility
            Holding Company Act of 1935 or Section 30(f) of the
                       Investment Company Act of 1940



(Print or Type Responses)

1.   Name and Address of Reporting Person*

     KA Investments LDC
     (Last)         (First)        (Middle)


     c/o Deephaven Capital Management LLC
     1712 Hopkins Crossroads
          (Street)

     Minnetonka    Minnesota       55305
     (City)         (State)        (Zip)

2.   Date of Event Requiring Statement
     (Month/Day/Year)
          11/3/98

3.   IRS Identification
     Number of
     Reporting Person if
     an entity
     (Voluntary)



4.   Issuer Name and Ticker or Trading Symbol

     ECOGEN INC (EECN)


5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)


     _____ Director                __X__ 10% Owner

     _____ Officer  (give          _____ Other (specify
               title below)                     below)

     _____________________________

6.   If Amendment, Date of Original

     (Month/Day/Year)


7.   Individual or Joint/Group Filing (check applicable line)

       _X_     Form filed by One Reporting Person

       ___     Form filed by more than One Reporting Person

                                       Table 1 - Non-Derivative Securities Beneficially Owned

                              2. Amount of Securities       3. Ownership Form: Direct     4. Nature of Indirect Beneficial
1.  Title of Security            Beneficially Owned            (D) or Indirect (I)           Ownership (Instr. 5)
    (Instr. 4)                   (Instr. 4)                    (Instr. 5)





Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)

*    If the form is filed by more than one reporting person, see Instruction 5(b)(v).
(1)  See Schedule A for a listing of control persons of the Reporting Person which control persons may be deemed to be indirect beneficial owners of the securities reported herein.

                                                             Page 1 of 2
/TABLE

                            Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Date Exercisable and  3. Title and Amount of                      5. Ownership
   Security (Instr. 4)      Expiration Date          Securities Underlying                       Form of Deri-
-----------------------    (Month/Day/Year)          Derivative Security                         vative Sec-   6. Nature of
                           ____________________      (Instr. 4)             4. Conversion or     urity: Dir-      Indirect
                                                    ------------------------   Exercise Price    ect (D) or In    Beneficial
                           Date Exer-  Expiration           Amount or Number   of Derivative     Direct (I)       Ownership
                           cisable     Date          Title     of Shares       Security          (Instr. 5)       (Instr. 5)
                           ----------  ----------    ------- ---------------- ---------------  --------------  ------------


Series 1998-A Convertible
  Preferred Stock             10/3/98        -      Common       1,998,479      $1-1/32             D
                                                    Stock

Warrant                        6/5/98      6/5/03   Common         160,000      $3.525              D
                                                    Stock


Explanation of Responses:

                                                                           KA Investments LDC

*    Conversion Price as of October 22, 1998.  Pursuant to the terms of the Preferred Stock, the Conversion Price will fluctuate based upon changes in the market price of the Common Stock.
**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.                                          By:  /s/ Gary Sobczak, Secretary     Nov 3, 1998
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                  ---------------------------    -------------
                                                                           **Signature of Reporting Person         Date

Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.

                                                      (Print or Type Responses)

                                                             Page 2 of 2

                                 Schedule A


Control Persons of KA Investments LDC:

1.   Deephaven Market Neutral Trading L.P. (an Illinois limited partnership)
     Address:            1712 Hopkins Crossroads
                         Minnetonka, MN 55305.

2. Deephaven Market Neutral Fund Limited (a British Virgin Islands corporation)
     Registered Office:  c/o International Fund Administration
                         Hamilton, HM11 Bermuda

     Mailing Address:    1712 Hopkins Crossroads
                         Minnetonka, MN 55305.